

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

<u>Via E-mail</u>
Ms. Mary B. Mather
Chief Financial Officer
Infusion Brands International, Inc.
14375 Myerlake Circle
Clearwater, Florida 33760

> **RE: Infusion Brands International, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 18, 2012**
> **File No. 0-51599**

Dear Ms. Mather:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page 33</u>

1. The first and third paragraphs of the report refer to the consolidated statements of operations, stockholders' deficit, and cash flows for the six months ended December 31, 2010. Rule 8-02 of Regulation S-X requires you to provide audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. In this regard, please amend your Form 10-K to include audited financial statements for the periods required by Regulation S-X and correspondingly

a report from your auditors which refers to the appropriate periods. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

Note 3. Summary of Significant Accounting Policies

Comprehensive Income, page 44

2. You currently present comprehensive income (loss) on page 44 in a note to the financial statements. We remind you that ASC 220-10-45-8 states that an entity shall display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. We also remind you that ASC 810-10-50-1A(c) requires you to separately present each component of other comprehensive income attributable to the parent and noncontrolling interest. Please amend your Form 10-K to present comprehensive income in accordance with ASC 220 and ASC 810.

Form 10-Q for the Period Ended March 31, 2012

Financial Statements, page 3

General

3. You do not appear to report comprehensive income for the three months ended March 31, 2012 and March 31, 2011. Please amend your Form 10-Q to present comprehensive income in accordance with ASU 2011-05. As you note on page 30, ASU 2011-05 became effective beginning January 1, 2012. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-Q/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Mary B. Mather
Infusion Brands International, Inc.
August 10, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief